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GUGGENHEIM    Guggenheim Distributors, LLC
805 King Farm Blvd. Suite #600
Rockville, MD 20850
(800) 783-5608

THE FUND/SERV AND NETWORKING AGREEMENT

THIS FUND/SERV AND NETWORKING AGREEMENT ("Agreement"), dated October 28, 2014, is by and between Guggenheim Funds Distributors, LLC (the "fund Agent"), a registered broker/dealer, acting for purposes of this Agreement both on its own behalf and in its limited capacity as an agent of (i) Rydex Series Funds, (ii) Rydex Dynamic Funds, (iii) Guggenheim Funds Trust, (iv) Rydex Variable Trust, (v) Guggenheim Variable Funds Trust (collectively "the Funds"), each a registered investment company and for which Fund Agent serves as distributor, and (v) Rydex Fund Services, LLC (the "Servicer"), a registered transfer agent that provides general administrative, shareholder, dividend disbursement, transfer agent, and registrar services to the Funds; and Principal Life Insurance Company (the "Firm''), that engages in the purchase and sale of shares of the Funds on behalf of clients of the firm. The following provisions apply to Broker/Dealers and Trust Entities when using FUND/SERV and/or Networking.

WHEREAS, the Firm, certain introducing brokers or other correspondents of the Firm (''Correspondent"), and/or clients of the Firm or the Correspondents are shareholders of the Funds;

WHEREAS, the Firm and the Fund Agent have executed the Fund Members and Networking Agreement (the "Members & Networking Agreement") with the National Securities Clearing Corporation ("NSCC") or otherwise have access to NSCC's FUND/SERV and NETWORKING systems as these terms are defined and used in the Members Networking Agreement, which permit the transmission of shareholder data between the Firm and the Fund Agent pursuant to various Matrix Levels established by the NSCC or as maybe modified by agreement between the Firm and the Fund Agent;

WHEREAS, the Members Networking Agreement provides that this Agreement shall be binding upon entities that have entered into a supplemental agreement, such as this Agreement, which may contain additional provisions, with respect to the Members and Networking Agreement; and

NOW, THEREFORE, in consideration of the mutual covenants herein contained, which consideration is full and complete, the Fund Agent and the Firm hereby agree as follows:

I. OBLIGATIONS OF THE FUND AGENT

1. TRANSACTIONS SUBJECT TO FUND/SERV AND NETWORKING. For each shareholder account opened or maintained pursuant to FUND/SERV and NETWORKING, the Fund Agent shall accept, and effect changes in the Fund Agent's records, upon receipt of proper instructions, communications and actions from the Firm electronically through FUND/SERV and/or NETWORKING, and without supporting documentation from the shareholder. The Fund Agent shall be responsible for processing any such instructions, communications or actions from the Firm and for executing the Firm's instructions in a timely manner.

2. PERFORMANCE OF DUTIES. The Fund Agent shall perform any and all duties, functions, procedures and responsibilities assigned to the Fund Agent pursuant to the appropriate Networking Levels determined by both parties and as otherwise established by the NSCC from time to time. The Fund Agent shall maintain facilities, equipment and skilled personnel sufficient to perform the foregoing activities and facilities to otherwise comply with the terms of this Agreement. The Fund Agent shall conduct each of the foregoing activities in a businesslike and competent manner and in compliance with: (a) all applicable laws, rules and regulations, including NSCC rules and procedures relating to FUND/SERV and NETWORKING; and (b) the then-current prospectuses and statements of additional information of the Funds.

3. ACCURACY OF INFORMATION; TRANSMISSIONS THROUGH AND ACCESS TO NETWORKING. Any information provided by the Fund Agent to the Firm through NETWORKING and pursuant to this Agreement, shall be accurate, complete and, if provided through NETWORKING, in the format prescribed by the NSCC. The Fund Agent shall adopt, implement and maintain procedures reasonably designed to ensure the accuracy of all transmissions through NETWORKING and to limit the access to, and the entry of data into, NETWORKING to persons specifically authorized by the Fund Agent.

4. TAX STATEMENTS. The Fund Agent shall provide to the Firm in a timely manner the information regarding the Funds to be included in shareholder tax statements for the period during which each NETWORKING Account was maintained pursuant to each appropriate Networking Level determined by both parties and as otherwise established by NSCC at any time during a taxable year.

II. OBLIGATIONS OF THE FIRM

1. PERFORMANCE OF DUTIES. The Firm shall perform any and all duties, functions, procedures and responsibilities assigned to the Firm pursuant to each appropriate Networking Level determined by both parties and as otherwise established by NSCC from time to time. The Firm shall maintain facilities, equipment and skilled personnel sufficient to perform the foregoing activities and otherwise to comply with the terms of this Agreement. The Firm shall conduct each of the foregoing activities in a businesslike and competent manner and in compliance with: (a) all applicable laws, rules and regulations, including NSCC rules and procedures relating to NETWORKING, and, if the Firm is a member of the Financial Industry Regulatory Authority (FINRA"), the FINRA Business Conduct Rules; and (b) any provision relating to FUNO/SERV and NETWORKING in any agreement between the Firm and the Fund Agent that would affect the Firm's duties and obligations pursuant to this Agreement.

2. TRANSACTIONS SUBJECT TO FUND/SERV. During the term of this Agreement, the Fund Agent shall honor orders for purchases, redemptions, and exchanges validly entered through the NSCC FUND/SERV system in accordance with Schedule A. Schedule B identifies the participating Funds.

a. AS-OF TRANSACTIONS. Processing errors may be adjusted through Fund/SERV for transactions back dated less than 3 business days and to the same calendar year. If the transaction is back dated more than 3 days or to a previous calendar year, the Fund Agent will process the orders only if the request is submitted in writing and prior authorization is obtained from the Fund Agent. If the transaction is communicated to the Fund after 9:00 A.M. Eastern Time on the business day following the trade date, any cost associated with processing As-Of Transactions shall be borne by the Firm.

3. ACCURACY OF INFORMATION; TRANSMISSIONS THROUGH AND ACCESS TO FUND/SERV AND NETWORKING. Any information provided by the Firm to the Fund Agent through FUND/SERV and/or NETWORKING and pursuant to this Agreement shall be accurate, complete and, if through NETWORKING, in the format prescribed by the NSCC. All instructions, communications and actions by the Firm regarding each NETWORKING Account shall be true and correct and shall have been duly authorized by the Firm or the Firm's Correspondent on behalf of the shareholders covered by the Networking Account. The Firm shall adopt, implement and maintain procedures reasonably designed to ensure the accuracy of all transmissions through FUND/SERV and NETWORKING and to limit the access to, and the inputting of data into, FUNO/SERV and NETWORKING to persons specifically authorized by the Firm.

4. INFORMATION RELATING TO NETWORKING ACCOUNTS.

a. Consents and Authorizations. For any NETWORKING Account, the Firm represents and warrants that: (a) the Firm has received prior written consent of each shareholder for such arrangement after informing the shareholder of all material facts relating to this arrangement" or (b) the Firm has obtained adequate assurances from the Firm's Correspondent, as this term is understood in the securities industry, that such Correspondent has obtained such appropriate consent and authorization.

b. Cross-Reference Data and Files. The Firm shall provide all necessary cross-reference data between the Firm's internal shareholder account numbers and the Fund shareholder account number. The Fund Agent shall establish and maintain said cross-reference data in a cross-reference file. The Firm shall be responsible for the accuracy of the cross-reference file, once established, for providing updated information, and for the accuracy of any information or instructions given to the Fund Agent regarding the cross-reference file. The Fund Agent shall be responsible for maintaining the cross-reference file and for processing such information as provided by the Firm and for executing such instructions of the Firm. The Fund Agent shall not be responsible for any changes in the information regarding the cross-reference file until a reasonable period of time after receipt thereof from the Firm.

c. Tax Reporting. The Firm shall be responsible for obtaining all information necessary to ensure that all shareholder accounts are established and maintained in compliance with applicable tax laws, rules, and regulations and, with respect to NETWORKING Accounts subject to Matrix Level HI, for all shareholder tax reporting.

d. Retirement Plan Accounts. Retirement plan accounts invested in the Funds with the Fund as a custodian may not be converted to NETWORKING Accounts without written consent of client.

e. Financial Reports and Proxy Statements. The Firm is responsible for mailing all Fund financial reports and proxy statements/ballots in accordance with NSCC procedure.

III. INDEMNIFICATION

1. FUND AGENT. The Fund Agent shall indemnify and hold harmless the Firm, each of the Firm's affiliated companies, and all of the divisions, subsidiaries, directors, officers, agents, employees and assigns of each of the foregoing (collectively, "Indemnified Firm Parties"), against and from any and all demands, damages, liabilities, and losses, or any pending or completed actions, claims, suits, complaints, proceedings, or investigations (including reasonable attorney's fees and other costs, including all expenses of litigation or arbitration, judgments, fines or amounts paid in any settlement consented to by the Fund Agent) to which the Indemnified Firm Parties may be or become subject as a result or arising out of: (a) any negligent act or omission by the Fund Agent or its agents or employees relating to NETWORKING provided the Firm has not acted negligently; (b) any breach of the Fund Agent's representations or warranties contained in this Agreement; (c) the Fund Agent's failure to comply with any of the terms of this Agreement; or (d) the Firm's acceptance of any transactions or account maintenance information from the Fund Agent through FUND/SERV and/or NETWORKING. The Fund Agent represents and warrants that the Fund Agent at all times has sufficient financial resources, whether through a fidelity bond or otherwise, to meet all of the Fund Agent's indemnification obligations arising under this Agreement.

2. FIRM. The Firm shall indemnify and hold harmless the Funds, the Fund Agent, the Servicer, and the Fund's custodian and each of their affiliated companies, and all of the divisions, subsidiaries, directors, officers, agents, employees, and assigns of each of the foregoing (collectively, the "Indemnified Fund Parties"), against and from any and all demands, damages, liabilities, and losses, or any pending or completed actions, claims, suits, complaints, proceedings, or investigations (including reasonable attorney's fees and other costs, including all expenses of litigation or arbitration, judgments, fines or amounts paid in any settlement consented to by the Firm) to which any of which Indemnified Fund Parties may be or become subject as a result or arising out of (a) any negligent act or omission by the Firm, the Firm's Correspondents, or their agents relating to FUND/SERV and/or NETWORKING provided the Fund Agent has not acted negligently; (b) any breach of the Firm's representations or warranties contained in this Agreement; (c) the failure of the firm or the Firm's Correspondents to comply with any of the terms of this Agreement; or {d) the Fund Agent's acceptance of any transaction or account maintenance information from the Firm through FUND/SERV and/or NETWORKING including any fraudulent transaction by either the Firm or the client-shareholder. The Firm represents and warrants that the Firm at all times has sufficient financial resources, whether through a fidelity bond or otherwise, to meet all of the Firm's indemnification obligations arising under this Agreement.

3. NOTICE AND OPPORTUNITY TO DEFEND. If any action, suit, proceeding, or investigation is initiated, or any claim or demand is made, against any party indemnified hereto with respect to which such party {the "Indemnified Party") may make a claim against any other party hereto (the "Indemnifying Party") pursuant to this Article Ill, then the Indemnified Party shall give prompt written notice of such action, suit, proceeding, investigation, claim or demand to the Indemnifying Party. Thereafter, the Indemnifying Party shall have the opportunity, at the Indemnifying Party's own expense and with the Indemnifying Party's own counsel, to defend or settle such action, suit, proceeding, investigation, claim or demand; provided, however, that: (a) the Indemnifying Party shall keep the Indemnified Party informed of all material developments and events relating to such action, suit, proceeding, investigation, claim, or demand; (b) the Indemnified Party shall have the right to participate, at the Indemnified Party's own expense in the defense of such action, suit, proceeding, investigation, claim or demand and shall cooperate as reasonably requested by the Indemnifying Party in the defense thereof; and (c) the Indemnifying Party shall not settle such action, suit, proceeding, investigation, claim or demand without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld.

IV. MISCELLANEOUS

l. EFFECTIVE DATE OF AGREEMENT. This Agreement shall become effective on the date first above written.

2. FUND SHARES HELD ON BEHALF OF FIRM CLIENTS. All Fund shares held by the Firm on behalf of a client of the Firm or the Firm's Correspondents shall be carried in a custody account for the exclusive benefit of clients of the Firm or the Firm's Correspondents and shall not be subject to any right, charge, security interest, lien, or other claim against the Firm in favor of the Funds or the Fund Agent.

3. OVERPAYMENTS TO THE FIRM. In the event the Fund Agent makes any overpayment to the Firm, the Firm shall promptly repay such overpayment to the Fund Agent, but in no event more than fifteen (15) days after the Firm receives notice of such overpayment. If any overpayment is not timely repaid to the Fund Agent, the Firm authorizes the Fund Agent, the Fund, or any of their affiliates, to offset any such overpayment against any funds otherwise payable to the Firm for the Firm's own account by the Fund Agent, the Fund or their affiliates, including, without limitation, commissions and service fees; provided, however, that an overpayment to the Firm shall not be subject to such offset if the overpayment was the result of an error or other negligent act or omission on the part of the Fund or the Fund Agent; and provided further, that the Firm shall not be required to repay, out of the Firm's own funds, an overpayment forwarded to a shareholder that is a client of the Firm or the Firm's Correspondents, and the Firm shall instead provide the Fund Agent with the name and address of such client, if (a) the overpayment to the Firm is not the result of an error or other negligent act or omission on the part of the Firm or a Correspondent, and (b) such client is no longer a shareholder of any Fund.

4. TERMINATION. Either the Fund Agent or the Firm may terminate this Agreement with the other party to this agreement by written notice to that party. Commencing from the date of receipt of such notice (the "Notification Date"), the Fund Agent and the Firm shall proceed with the termination of this Agreement in accordance with the following schedule unless otherwise agreed to by the parties to this Agreement: (a) the opening of new NETWORKING accounts shall cease within thirty (30) days of the Notification Date; (b) a plan which sets forth the procedures that must be followed to effect the termination of this Agreement (the "Termination Plan") must be agreed upon by the parties to this Agreement within sixty (60) days of the Notification Date; (c) the Termination Plan must be fully implemented within ninety (90) days of the Notification Date; and (d) the Termination Plan must be fully completed within one hundred eighty (180) days of the Notification Date. The obligations of the parties to this Agreement under Article III of this Agreement shall survive any termination hereof with respect to any transactions occurring or circumstances arising out of any information provided or omitted, or other actions or omissions to act, before the effective date of any termination hereof. Termination of this Agreement with respect to a party to this Agreement shall not constitute termination hereof. Termination of this Agreement with respect to a party to this Agreement shall not constitute termination of the Agreement with respect to any other Fund Agent or Firm, as applicable.

5. FIRM NOT ACTING AS AGENT. In the perfor111ance of the Firm's duties and obligations pursuant to FUND/SERV, NETWORKING and this Agreement, the Firm shall not act, or be deemed to act, on behalf of or as an agent of the Fund, the Fund Agent.

6. ASSIGNMENT. Neither the Fund Agent nor the Firm may assign this Agreement without the prior written consent of the other party to this Agreement, and any attempt to assign this Agreement without such consent shall be null and void; provided, however, a change in control of either party to this Agreement shall not constitute an assignment of this Agreement.

7. LAW. This Agreement shall be governed by and its provisions shall be construed in accordance with the laws of Delaware.

8. SEVERABILITY. If any provision of this Agreement is held to be invalid, the remaining provisions of this Agreement shall remain valid and enforceable.

9. NOTICE. Any notice required or permitted shall be in writing and shall be given by personal service, mail, or fax to the other party to this Agreement at that party's address of record (or such other address as a party may specify by written notice to the other party of this Agreement). Notice shall be effective upon receipt if by mail or e-mail on the date of personal delivery (by private messenger, courier service or otherwise), or upon receipt of fax, whichever occurs first.

10. WAIVER. The failure of a party of this Agreement to insist upon strict adherence to any provision of this Agreement on any occasion shall not be considered a waiver nor shall it deprive such party of the right thereafter to insist upon strict adherence to that provision or any other provision of this Agreement. Any waiver must be in writing and signed by the waiving Party.

IN WITNESS WHEREOF, the undersigned has caused this Agreement to be executed as of the date first above written.

AGREED AND ACCEPTED BY:	AGREED AND ACCEPTED BY:

PRINCIPAL LIFE	GUGGENHEIM FUNDS
INSURANCE COMPANY	DISTRIBUTORS, LLC

By: Sara Wiener	By: Douglas C. Mangini
Signed: /s/ Sara Wiener	Signed: /s/ Douglas C. Mangini
Title: AVP - Annuities	Title: Vice President

SCHEDULE A

TRANSACTION SUBJECT TO FUNDSERV

The Fund Agent shall honor orders for purchases, redemptions and exchanges validly entered through the NSCC FUND/SERV system BEFORE the times indicated below (all times are Eastern Time). For exchanges, the earlier of the times indicated below for the Funds whose shares are being exchanged applies. If the primary exchange or market on which a Fund transacts business closes early, the below cut-off time will be approximately fifteen minutes (thirty minutes, in the case of the Sector Funds) prior to the close of such exchange or market. Purchases, redemption and exchange privileges may be terminated or modified by the Fund Agent at any time.

4:00 PM
FLOATING RATE STRATEGIES
MACRO OPPORTUNITIES
TOTAL RETURN BOND
HIGH YIELD STRATEGY
MULTI-HEDGE STRATEGIES
LONG SHORT EQUITY
GLOBAL MANAGED FUTURES
NASDAQ 100
COMMODITIES STRATEGY
BASIC MATERIALS

The Firm uses the Defined Contribution Clearing Service of the NSCC ("DCCS") and shall use its best efforts to execute all instructions by 6:00A.M. on the Business Day after the trade date ("T+l"). If the Firm uses the settlement override indicator, by 6:00A.M. on T+1 , it shall notify the Fund Agent by 9:00A.M., Eastern time on T+ l of such failure. The Firm certifies that all instructions transmitted to the Fund Agent shall be based on orders received by the Firm by the close of regular trading (currently 4:00 P.M., New York time) on the New York Stock Exchange (the "Close of Trading") on the trade date. The Firm will be deemed to be the agent of the Fund Agent for the sole purpose of receiving orders prior to the Close of Trading on the trade date (and for no other purpose) and, provided that the Firm complies with the terms and conditions of this Agreement, such orders will be deemed received by the Fund Agent on the trade date.

SCHEDULE B
PARTICIPATING FUNDS
The Fund Agent shall honor orders for purchases, redemptions and exchanges validly entered through the NSCC FUND/SERV system for all funds listed in the following table:

Fund Name	Fund ID	CUSIP
Guggenheim All Cap Value (Series 0)	9008	40168V824
Guggenheim Alpha Opportunity (Series Z)	9009	40168V790
Guggenheim Floating Rate Strategies (Series F)	9102	40168V808
Guggenheim High Yield (Series P)	9022	40168V832
Guggenheim Large Cap Value (Series B)	9084	40168V204
Guggenheim Macro Opportunities (Series M)	9101	40168V709

Guggenheim Managed Asset Allocation (Series N)	9088	40168V816
Guggenheim Mid Cap Value (Series V)	9024	40168V840
Guggenheim Small Cap Value (Series Q)	9026	40168V873
Guggenheim StylePlus Large Core Strategy (Series A)	9013	40168V105
Guggenheim StylePlus large Growth Strategy (Series Y)	9085	40168V865
Guggenheim StylePlus Mid Growth Strategy (Series J)	9023	40168V600
Guggenheim StylePlus Small Growth Strategy (Series X)	9086	40168V857
Guggenheim Total Return Bond (Series E)	9029	40168V501
Guggenheim World Equity Income (Series D)	9021	40168V402

Rydex Variable Trust
Fund Name	Fund ID	CUSIP
Guggenheim Long Short Equity	958	783555592
Guggenheim Managed Futures Strategy	975	783555261
Guggenheim Multi-Hedge Strategies	967	783555428
Rydex Banking	942	783555881
Rydex Basic Materials	935	783555873
Rydex Biotechnology	943	783555865
Rydex Commodities Strategy	965	783555436
Rydex Consumer Products	936	783555857
Rydex Dow 2x Strategy	948	783555477
Rydex Electronics	944	783555840
Rydex Energy	931	783555832
Rydex Energy Services	941	783555824
Rydex Europe 1.25x Strategy	901	783555725
Rydex Financial Services	932	783555816
Rydex Govt Long Bond 1.2x Strategy	912	783555600
Rydex Health Care	933	783555790
Rydex High Yield Strategy	976	783555287
Rydex Internet	945	783555691
Rydex Inverse Dow 2x Strategy	949	783555469
Rydex Inverse Govt long Bond Strategy	914	783555709

Rydex Inverse Mid Cap Strategy	955	783555543
Rydex Inverse NASDAQ-100® Strategy	920	783555402
Rydex Inverse Russell 2000 Strategy	950	783555550
Rydex Inverse S&P 500 Strategy	917	783555204
Rydex Japan 2x Strategy	902	783555717
Rydex Leisure	937	783555782
Rydex Mid Cap 1.5x Strategy	904	783555626
Rydex NASDAQ-100®	918	783555303
Rydex NASDAQ-100® 2x Strategy	928	783555659
Rydex No a	915	783555105
Rydex Precious Metals	916	783555501
Rydex Real Estate	947	783555618
Rydex Retailing	938	783555774
Rydex Russell 2000 1.5x Strategy	903	783555634
Rydex Russell2000 2x Strategy	970	783555360
Rydex S&P 500 2x Strategy	925	783555675
Rydex S&P 500 Pure Growth	957	783555493
Rydex S&P 500 Pure Value	956	783555485
Rydex S&P MidCap 400 Pure Growth	954	783555568
Rydex S&P MidCap 400 Pure Value	953	783555519
Rydex S&P SmallCap 600 Pure Growth	952	783555535
Rydex S&P SmallCap 600 Pure Value	951	783555527
Rydex Strengthening Dollar 2x Strategy	964	783555451
Rydex Technology	934	783555766
Rydex Telecommunications	939	783555758
Rydex Transportation	940	783555741
Rydex U.S. Government Money Market	910	783555808
Rydex Utilities	946	783555683
Rydex Weakening Dollar 2x Strategy	963	783555444